Exhibit 99.7

CONSENT OF LEAH MACH

I, Leah Mach, hereby consent to the references to, and the use of any information derived from, the technical report titled “NI 43-101 Technical Report, Mineraçăo Aurizona S.A., Aurizona Mine” dated January 23, 2012 (the “Report”) in the annual report on Form 40-F of Sandstorm Gold, Ltd. for the fiscal year ended December 31, 2012 and any amendments thereto (the “Annual Report”) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2012 which refers to information contained in the Report(s).

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Annual Report.

Date: February 18, 2013

/s/ Leah Mach
Name: Leah Mach, M.Sc. Geology, CPG
Title: Principal Resource Geologist